UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

ENDEAVOUR INTERNATIONAL CORPORATION
______________________________________________________________________________________
(Name of Issuer)

Common Stock
______________________________________________________________________________________
(Title of Class Securities)

29259G200
___________________________________
(CUSIP Number)

December 31, 2011
______________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

CUSIP No. 29259G200

1	NAME OF REPORTING PERSONS. McClain Value Management LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 06-1624891
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,392,009
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,548,438
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,548,438
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.77%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 8 Pages

CUSIP No. 29259G200

1	NAME OF REPORTING PERSONS. Phillip C. McClain I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,392,009
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,548,438
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,548,438
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.77%
12	Type of Reporting Person (See Instructions) HC

Page 4 of 8 Pages

CUSIP No. 29259G200

1	NAME OF REPORTING PERSONS. Joseph W. Donaldson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,392,009
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,548,438
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,548,438
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.77%
12	Type of Reporting Person (See Instructions) HC

Page 5 of 8 Pages
CUSIP No. 29259G200

 Item 1.
(a)	Name of Issuer

Endeavour International Corporation

(b)	Address of Issuer’s Principal Executive Offices

811 Main Street, Suite 2100, Houston, TX 77002

Item 2.

(a)	Name of Person Filing

This Schedule is being filed by each of:
McClain Value Management LLC
Phillip C. McClain
Joseph W. Donaldson

McClain Value Management LLC is a registered investment advisor and Messrs. McClain and Donaldson are its sole members.  Mr. McClain is the managing member.

(b)	Address of Principal Business office or, if None, Residence

175 Elm Street, New Canaan, CT 06840

(c)	Citizenship

Connecticut

(d)	Title of Class Securities

Common Stock

(e)	CUSIP Number

29259G200

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 6 of 8 Pages

(d)	[	]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[ x	]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[	]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[	]	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned: 2,548,438

(b) Percent of class: 6.77%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 2,392,009

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,548,438

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Page 8 of 8 Pages

SIGNATURE
Date: February 10, 2012
McCLAIN VALUE MANAGEMENT LLC

By: /s/ Phillip C. McClain
Name: Phillip C. McClain
Its: Managing Partner

/s/ Phillip C. McClain
Phillip C. McClain

/s/ Joseph W. Donaldson
Joseph W. Donaldson